

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 25, 2011

Thomas M. Friel
Executive Vice President, Chief Accounting Officer and Treasurer
Station Casinos LLC
1505 South Pavillion Center Drive
Las Vegas, Nevada 89135

      Re: **Station Casinos LLC**
                Form 10
                Filed November 12, 2010
                File No. 000-54193

Dear Mr. Friel:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                             Sincerely,

                                             Sonia Gupta Barros
                                           Special Counsel

cc: Kenneth J. Baronsky, Esq.
   Deborah Ruosch Conrad, Esq.
   Milbank, Tweed, Hadley & McCloy LLP
   Via facsimile (213) 629-5063